CERTIFICATE OF VICE PRESIDENT
T. ROWE PRICE GROWTH STOCK FUND, INC.
Pursuant to Rule 306 of Regulation S-T

I, the undersigned, David Oestreicher, Vice President of T. Rowe Price Growth Stock Fund, Inc. (the "Fund"), do hereby certify that the prospectus for the Fund has been translated into the Spanish language. The Spanish version of the prospectus constitutes a full and complete representation of the English version which has been filed as a part of this Registration Statement. A copy of the Spanish version will be available for inspection upon request.

WITNESS my hand and the seal of the Fund this April 25, 2008.

T. Rowe Price Growth Stock Fund, Inc.

/s/David Oestreicher
(Seal)___________________________________
David Oestreicher, Vice President